UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,440,545,012.50	$279,686.46

*
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 27,891,943 shares of Dollar Thrifty Automotive Group, Inc. common stock (representing the shares of common stock outstanding as of August 30, 2012) by $87.50 per share, which is the offer price.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Hertz Global Holdings, Inc., a Delaware corporation ("Hertz"), and HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz ("Offeror"). This Schedule TO relates to the offer by Offeror to purchase each of the outstanding shares of common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

Items 1 through 9; Item 11.

        All information contained in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated September 10, 2012.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on September 10, 2012.*
(a)(5)(A)
Joint press release issued by Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc., dated August 26, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(B)	Letter to Employees of Hertz, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(C)	Letter to Employees of Advantage, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(D)	Announcement Call Presentation, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(E)	Announcement Call Transcript, dated August 27, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(F)	Press release issued by Hertz Global Holdings, Inc., dated September 10, 2012.*

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Exhibit Number.	Description of Exhibit
(b)	Commitment Letter, dated as of August 26, 2012, among The Hertz Corporation, Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(d)(1)
Agreement and Plan of Merger, dated as of August 26, 2012, by and among Hertz Global Holdings, Inc., HDTMS, Inc. and Dollar Thrifty Automotive Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(d)(2)	Confidentiality Agreement, dated as of August 2, 2012, by and between Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

HDTMS, INC.
By:	/s/ ELYSE DOUGLAS
Name: Elyse Douglas
Title: Vice President, Chief Financial Officer and Treasurer
HERTZ GLOBAL HOLDINGS, INC.
By:	/s/ ELYSE DOUGLAS
Name: Elyse Douglas
Title: Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated September 10, 2012.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on September 10, 2012.*
(a)(5)(A)
Joint press release issued by Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc., dated August 26, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(B)	Letter to Employees of Hertz, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(C)	Letter to Employees of Advantage, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(D)	Announcement Call Presentation, dated August 26, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(E)	Announcement Call Transcript, dated August 27, 2012 (incorporated herein by reference to the Schedule TO filed by Hertz Global Holdings, Inc. on August 27, 2012).
(a)(5)(F)	Press release issued by Hertz Global Holdings, Inc., dated September 10, 2012.*
(b)
Commitment Letter, dated as of August 26, 2012, among The Hertz Corporation, Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(d)(1)
Agreement and Plan of Merger, dated as of August 26, 2012, by and among Hertz Global Holdings, Inc., HDTMS, Inc. and Dollar Thrifty Automotive Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on August 27, 2012).
(d)(2)	Confidentiality Agreement, dated as of August 2, 2012, by and between Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

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